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                          SUBSCRIBER SERVICE AGREEMENT

         This Subscriber Service Agreement (the "Agreement") is made as of 1st day of July, 1999 (the "Effective Date") by and between NovaCare, Inc., a Delaware corporation with its principal place of business at 1016 W. Ninth Avenue, King of Prussia, Pennsylvania 19406 ("Subscriber"), and NovaCare Employee Services, Inc. ("NovaCare"), a Delaware corporation with its principal place of business at the Valley Forge Corporate Center, 2621 Van Buren Avenue, Norristown, Pennsylvania 19403. This Agreement modifies and supersedes all prior agreements between Subscriber and NovaCare with respect to Worksite Employees (as that term is defined in Section 1 of this Agreement).

                              W I T N E S S E T H:

         WHEREAS, NovaCare has expertise in employment relations matters, including payroll, benefits procurement and management, workers' compensation insurance management (including risk assessment, injury prevention and claims management), recruiting, human resources management (including consulting and intervention to resolve employment-related issues) and training and development;

         WHEREAS, Subscriber has outsourced certain human resource functions to NovaCare in order to improve service and reduce costs by taking advantage of the expertise of a focused human resources business;

         WHEREAS, Subscriber and NovaCare wish to supersede their existing subscriber service agreement and enter into this agreement for the provision of services to Subscriber's Physical Rehabilitation and Occupational Health Division (the "PROH Division"); and

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises herein contained, and intending legally to be bound, the parties have agreed as follows:

         1.       Parties' Intent

                  Subscriber and NovaCare understand and intend that, under this Agreement, NovaCare will assume certain rights and duties of a co-employer with respect to employees located at Subscriber worksites or at worksites at which Subscriber provides services as part of the PROH Division (an employee of the PROH Division, as determined by Subscriber, shall hereinafter be referred to as a "Worksite Employee").

         2.       Term and Termination.

                  2.1 Initial Term. The initial term (the "Initial Term") of this Agreement shall be from July 1, 1999 through June 30, 2003 unless sooner terminated pursuant to Section 2.3 below.
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                  2.1.2 Renewal Term. This Agreement shall automatically renew for an additional one-year term (a "Renewal Term") upon the expiration of the Initial Term and each subsequent Renewal Term, unless written notice of non-renewal is given by either party at least nine (9) months prior to the expiration of the Initial or any Renewal Term.

                  2.1.3 Termination.

                        2.1.3.1 By NovaCare. NovaCare may terminate this Agreement upon notice to Subscriber, in the event that:

                                 (a) Subscriber fails to pay any sums due
hereunder, and such failure continues for three (3) business days after written notice thereof is sent to Subscriber, certified or registered mail, return receipt requested;

                                 (b) Subscriber fails at any time to procure or
maintain any insurance coverage required by this Agreement;

                                 (c) Subscriber fails to perform or observe any
duty, obligation or covenant contained in this Agreement other than those set forth in subparagraph (a) or subparagraph (b) above, and such failure continues for ten (10) days after written notice thereof is sent to Subscriber, certified or registered mail, return receipt requested;

                                 (d) Subscriber becomes insolvent (that is,
unable to pay its debts as they mature or in accordance with customary business practice) or commits an act of bankruptcy, or applies for, consents to, or acquiesces in the appointment of a trustee or a receiver for it or any of its property, or, in the absence of such application, consent or acquiescence, a trustee or receiver is appointed for Subscriber or for a substantial part of its property and is not discharged within thirty days thereof, or if any bankruptcy or insolvency proceeding, or, except as otherwise contemplated in Section 12.14 herein, any dissolution or liquidation proceeding, is instituted by or against Subscriber and is consented to or acquiesced in by Subscriber or remains for thirty (30) days undismissed;

                                  (e) except as otherwise contemplated in \
Section 12.14, there occurs the termination, cessation or liquidation of the Subscriber's business;

                                  (f) any representation, warranty or statement
of material fact made or furnished to NovaCare or NovaCare's representatives by or on behalf of the Subscriber, or any document, instrument or other paper submitted to NovaCare or NovaCare's representatives by or on behalf of Subscriber, is false or misleading in any material respect;

                                  (g) NovaCare determines, and obtains an
opinion of counsel to the effect, that all or a substantial portion of its receipts hereunder are or will become subject to a sales, value added, gross receipts or similar tax in a particular jurisdiction as to which it exercises its right to terminate;
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                                  (h) changes in federal, state or local law,
regulation or controlling legal interpretation occur that make it legally impossible or economically impractical for NovaCare to carry out its obligations hereunder in the jurisdiction(s) as to which it exercises its right to terminate;

                                  (i) Subscriber fails to comply with any
reasonable directive regarding health and safety from NovaCare, NovaCare's workers' compensation carrier, or any government agency with jurisdiction over a health or safety matter; or

                                  (j) Subscriber misrepresents workers'
compensation or Fair Labor Standards Act classification or inaccurately reports employee payroll hours, pay rate or salary.

                         2.1.3.2  By Subscriber.  Subscriber may terminate this
Agreement upon notice to NovaCare in the event that:

                                  (a) NovaCare fails to pay any sums required to
be paid hereunder by NovaCare as co-employer of the Worksite Employees

                                      (i) to or on behalf of a Worksite Employee
or

                                      (ii) to a governmental agency, insurance
carrier, third party administrator or other third party, and such failure continues for seven (7) business days after written notice thereof is sent to NovaCare, certified or registered mail, return receipt requested;

                                  (b) NovaCare fails at any time to procure or
maintain insurance coverage required by this Agreement;

                                  (c) NovaCare fails to meet the following
service performance standards, and such failure continues for a period of sixty
(60) days after written notice thereof is sent to NovaCare, certified or registered mail, return receipt requested:

                                      (i)  employee status change transactions
(new hires, wage and salary actions, changes in status from full-time to part-time or on or off leave and terminations) (hereinafter referred to as "Status Transactions") received in a form acceptable to NovaCare by the established payroll cut-off date and time (the "Payroll Cut-off") for a payroll will be processed for that payroll;

                                      (ii) payroll data received by NovaCare's
designated representative by the Payroll Cut-off will be processed to deliver payroll on time ninety-eight percent (98%) of the time, except for natural disasters, errors caused by Subscriber personnel or other circumstances beyond NovaCare's control, and ninety-eight percent (98%) of paychecks will correctly reflect information transmitted from the Subscriber;
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                                      (iii) new hire and status change benefit
forms ("Benefit Forms") will be submitted to the third party administrator responsible for the applicable benefit plan within one (1) week of receipt by NovaCare's designated representative. If NovaCare acts as the plan administrator, it will update its file and provide confirmation;

                                      (iv)  seventy-five percent (75%)  of
incoming calls to the employee service center 1-800 phone number, during established business hours, will be answered immediately and incoming calls reaching voice mail will be returned by the end of the following business day; and for open enrollment periods, the calls will be returned within three business days.

                                      (v)   NovaCare will conduct quarterly
feedback sessions with Subscriber's designees and provide client training regarding how to properly process payroll inputs. Significant service issues reasonably raised in writing by Subscriber in such quarterly feedback sessions shall be addressed to Subscriber's reasonable satisfaction within sixty days after the feedback session in which such service issues are raised; provided, that, to the extent that the service issues relate to and/or are caused by Subscriber's policies, procedures and/or processes, NovaCare's responsibility shall consist of addressing the suggested actions to cure the service issue and the related cost and time frame to implement the cure.

                                  (d) NovaCare becomes insolvent (that is,
unable to pay its debts as they mature or in accordance with customary business practice) or commits an act of bankruptcy, or applies for, consents to, or acquiesces in the appointment of a trustee or a receiver for it or any of its property, or, in the absence of such application, consent or acquiescence, a trustee or receiver is appointed for NovaCare or for a substantial part of its property and is not discharged within thirty days thereof, or if any bankruptcy or insolvency proceeding, or any dissolution or liquidation proceeding, is instituted by or against NovaCare and is consented to or acquiesced in by NovaCare or remains or thirty (30) days undismissed;

                                  (e) there occurs the termination, cessation or
liquidation of NovaCare's business;

                                  (f) NovaCare fails to perform or observe any
material duty, obligation or covenant contained in this Agreement other than those set forth in subparagraph (a), subparagraph (b) or subparagraph (c) above, and such failure continues for ten (10) days after written notice thereof is sent to NovaCare, certified or registered mail, return receipt requested, unless such cure cannot reasonably be achieved within such timeframe, using commercially reasonable efforts, in which case the applicable cure period shall be as is reasonable under the circumstances;
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         3.       Fees.

         3.1      Calculation of Fees

         For each twelve month period under this Agreement, commencing July 1 of each year and ending June 30 of each year during the term, the fees shall be determined in accordance with this Section 3.1.

                           3.1.1 Payroll Fees.  The following Subscriber
payments will be processed by NovaCare and billed to Subscriber:

                           (a) gross earnings, including salary, wages, bonus,
vacation time, paid time off, sick time, commissions and severance pay (before deductions, whether before tax or after tax) paid to Worksite Employees;

                           (b) the employer's portion of FICA and FUTA
attributable to gross earnings in accordance with such regulations;

                           (c) the employer's portion of contributions to the
NCES/NovaCare, Inc. 401(k) Retirement Savings Plan ("the 401(k) Plan"); and

                           (d) the net amount of expense reimbursement and any
other cash payment to a Worksite Employee that is included in a paycheck at the request of Subscriber but is not includable in gross earnings for federal or state tax purposes.

                     3.1.2 Benefits/Risk Management Fees. For Benefits/Risk Management Responsibilities assumed hereunder, which are more specifically described in Section 4.2 herein, Subscriber shall pay Benefits/Risk Management Fees to NovaCare equal to the estimated costs of procuring and managing such responsibilities (the "Section 3.1.2 Estimated Costs"), plus an annual fixed fee (the "Section 3.1.2 Fixed Fee"), which shall be equal to twenty-five percent (25%) of such costs. At least 60 days before the beginning of each Subscriber fiscal year beginning with the fiscal year ending June 30, 2000, Subscriber and NovaCare shall meet to mutually determine the scope and anticipated costs of the Benefits/Risk Management Responsibilities for the next succeeding fiscal year and the Section 3.1.2 Estimated Costs for such fiscal year based on the increase or decrease, as the case may be, in the scope of such responsibilities as compared with the prior fiscal year. Any costs in excess of the Section 3.1.2 Estimated Costs for a fiscal year shall be added to and be deemed part of the
Section 3.1.2 Estimated Costs (for purposes of payment of such costs and for purposes of the calculation of the Section 3.1.2 Fixed Fee) for such period only if such additional costs are approved, in advance, by Subscriber. NovaCare shall calculate, on a semi-annual basis, the actual costs incurred by NovaCare in performing the Benefits/Risk Management Responsibilities for such semi-annual period (the "Actual Section 3.1.2 Costs"). To the extent that the Actual Section
3.1.2 Costs for such semi-annual period are less than the Section 3.1.2 Estimated Costs for such period, NovaCare shall pay to Subscriber, as a "Section
3.1.2 Rebate," an amount equal to 50% of such difference. The Section 3.1.2 Rebate shall be paid, if applicable, within 60 days after each semi-annual period and, in connection therewith, each party shall have the opportunity to review the
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work papers relating to the calculation thereof. The Section 3.1.2 Estimated
Costs and the Section 3.1.2 Fixed Fee, as determined by the parties pursuant hereto, shall be attached to this Agreement each year as Schedule 3.1.2.

         3.1.3 Administrative Fees. For Administrative Responsibilities assumed hereunder, which are more specifically described in Section 4.3 herein, Subscriber shall pay Administrative Fees to NovaCare equal to the estimated costs of handling such responsibilities (the "Section 3.1.3 Estimated Costs"), plus an annual fixed fee (the "Section 3.1.3 Fixed Fee"), which shall be equal to thirty percent (30%) of the Section 3.1.3 Net Estimated Costs (as defined below); provided that the total number of Worksite Employees employed during each calendar month (derived by adding the number of Worksite Employees who start employment as new hires during the month and the number of Worksite Employees terminated during the month, to the number of Worksite Employees actually employed on the first day of the month) is within the "Worksite Employee Range." If the number of Worksite Employees falls beneath the Worksite Employee Range during any given calendar month, the Section 3.1.3 Estimated Costs for that month shall be reduced by a monthly dollar amount (the "Section
3.1.3 Adjustment Amount") for each incremental change between 1 and 1,000 Worksite Employees. If the number of Worksite Employees exceeds the Worksite Employee Range during any given calendar month, the Section 3.1.3 Estimated Costs for that month shall be increased by the Section 3.1.3 Adjustment Amount for each incremental change between one (1) and one thousand (1,000) Worksite Employees. (For example, if the number of Worksite Employees in a month falls to a level that is 950 employees below the Worksite Employee Range, the Section
3.1.3 Estimated Costs for that month would be reduced by the Section 3.1.3 Adjustment Amount; on the other hand, if the number of Worksite Employees in a month reached a level that is 1,100 employees above the Worksite Employee Range, the Section 3.1.3 Estimated Costs for that month would be increased by twice the
Section 3.1.3 Adjustment Amount.) The Section 3.1.3 Estimated Costs as adjusted, upward or downward, based on the foregoing provisions, shall be referred to as the "Section 3.1.3 Net Estimated Costs." At least 60 days before the beginning of each Subscriber fiscal year beginning with the fiscal year ending June 30, 2000, Subscriber and NovaCare shall meet to mutually determine the scope and anticipated costs of the Administrative Responsibilities for the next succeeding fiscal year, the Section 3.1.3 Estimated Costs for such fiscal year based on the increase or decrease, as the case may be, in the scope of such responsibilities as compared with the prior fiscal year, the Worksite Employee Range and the
Section 3.1.3 Adjustment Amount. Any costs in excess of the Section 3.1.3 Estimated Costs for a fiscal year shall be added to and be deemed part of the
Section 3.1.3 Net Estimated Costs (for purposes of payment of such costs and for purposes of the calculation of the Section 3.1.3 Fixed Fee) for such period only if such additional costs are approved, in advance, by Subscriber. NovaCare shall calculate, on a semi-annual basis, the actual costs incurred by NovaCare in performing the Administrative Responsibilities for such semi-annual period (the "Actual Section 3.1.3 Costs"). To the extent that the Actual Section 3.1.3 Costs for any semi-annual period are less than the Section 3.1.3 Net Estimated Costs (as adjusted based on number of Worksite Employees) for such period, NovaCare shall pay to Subscriber, as a "Section 3.1.3 Rebate," an amount equal to 50% of such difference. The Section 3.1.3 Rebate shall be paid, if applicable, within 60 days after each semi-annual period and, in connection therewith, each party shall have the opportunity to review the work papers relating to the calculation thereof. The Section 3.1.3 Estimated Costs, the Section 3.1.3 Fixed Fee, the Worksite Employee Range and the Section
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3.1.3 Adjustment Amount as determined by the parties pursuant hereto, shall be attached to this Agreement each year as Schedule 3.1.3.

                           3.1.4    Additional Fees. Subscriber may request
NovaCare to assume additional responsibilities pursuant to Section 4.4 below (hereinafter referred to as "Additional Responsibilities"). The fee for such Additional Responsibilities shall be set forth in a schedule to this Agreement (Schedule 3.1.4).

                           3.1.5    Fees Not Included. Fees set forth above do
not include Subscriber special requests, potential transition set-up activities or potential wind down costs. Fees for these services, as well as Recruiting and HR consulting are not included herein, but will be negotiated once the scope of such services are defined.

                           3.1.6    Minimum Fee Guarantee.    During each of the
consecutive twelve-month periods under this Agreement ending June 30, 2000, June 30, 2001, June 30, 2002 and June 30, 2003, the parties agree that, if the aggregate of the Fixed Fees paid to NovaCare pursuant to Sections 3.1.2 through
3.1.4 for any such period (without regard to any Rebates) is less than the guaranteed fee applicable to such period, as described on Schedule 3.1.6, Subscriber shall pay to NovaCare an amount equal to such shortfall (in such case, a "Section 3.1.6 Shortfall Payment"). Any such Section 3.1.6 Shortfall Payment shall be paid, if applicable, within 60 days after the end of each of the aforementioned fiscal years. Each party shall have the opportunity to review the work papers relating to the calculation of any such Section 3.1.6 Shortfall Payment.

                  3.2      Payment of Fees.

                           3.2.1    Administrative and Benefits/Risk Management
Fees. On or before each payroll date, Subscriber shall fund an account with the amount of the Administrative Fees and Benefits/Risk Management Fees (the "Payroll Account") in advance of each payroll payment date. NovaCare shall have the right to draw against the Payroll Account an amount equal to the Payroll Fees and Benefits/Management Fees for the applicable payroll payment date. Subscriber agrees to collect, verify and transmit to NovaCare's administrative office, no less than seven (7) business days before each NovaCare payroll date, any information required to determine correctly and accurately the amount of the payment due NovaCare. If Subscriber defaults in paying the amounts due NovaCare and NovaCare continues to pay wages for Worksite Employees at a rate not below the statutory minimum wage, Subscriber shall fully indemnify and hold NovaCare harmless from any and all claims made by employees for wages in excess of the amount paid by NovaCare and any and all legal fees and expenses incurred in defense of such claims. Additionally, Subscriber must immediately inform NovaCare of any situation in which payment will not be immediately forthcoming and thereafter, at the request of NovaCare, Subscriber shall terminate the employment of persons for whom payment by Subscriber to NovaCare will not be made.

                           3.2.2    Subscriber is responsible for all sales,
franchise and use taxes applicable to the states in which business is being conducted.
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         4.       NovaCare's Responsibilities.

                  4.1 Payroll Responsibilities. NovaCare shall be responsible for and shall perform the following functions ("Payroll Responsibilities") with respect to Worksite Employees in consideration of the payment of Payroll Fees:

                           (i)      Payment of wages based on hours, wage and
salary rates and other information supplied by Subscriber, including application of set-offs owed to Subscriber and implementation of garnishment orders;

                           (ii)     Calculation of Paid Time Off (in accordance
with Subscriber's policies);

                           (iii)    Payment of sign-on, relocation and other
bonuses;

                           (iv)     Collection, reporting and payment of
applicable federal, state and local payroll taxes (exclusive of state unemployment insurance);

                           (v)      Payment of the employer's portion of
contributions to the 401(k); and

                           (vi)     Payment of expense reimbursement and any
other non-wage payments to Worksite Employees, as requested by Subscriber.

                  4.2 Benefits Responsibilities. NovaCare shall be responsible for and shall perform the following functions with respect to Worksite Employees in consideration of the payment of Benefits/Risk Management
Fees:

                           (i)      Collection of employee contributions,
payment of premiums and administration under the benefit plans;

                           (ii)     Funding of benefit plans that require
funding within the time required by law;

                           (iii)    Reporting and payment of applicable state
unemployment insurance;

                           (iv)     Administration of unemployment compensation
claims; and

                           (v)      Payment of workers' compensation insurance
premiums and administration and management of workers' compensation claims, including payment of claims not paid by an insurance carrier or other third party.

                  4.3 Administrative Responsibilities. NovaCare shall be responsible for and shall perform the following functions with respect to Worksite Employees in consideration of the payment of Administrative Fees:
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                           (i)      Completion, reporting and maintenance of
payroll and Plan records, with the exception of records of hours worked, which shall be collected, verified and maintained by Subscriber, provided that Subscriber shall make available to NovaCare copies of such records of hours worked as NovaCare may require for the purpose of maintaining the Plans;

                           (ii)     Analysis, transfer and integration of
payroll and benefits for (a) Worksite Employees newly employed as a result of Subscriber's acquisitions of businesses employing those individuals, and(b) Worksite Employees whose employment is terminated;

                           (iii)    Operation of an employee service center
providing Worksite Employees with access for the purpose of making changes and resolving questions relating to Plans and paychecks;

                           (iv)     Provision of reports within fifteen (15)
days after the last day of each calendar month showing its performance compared to the performance standards established in Section 2.1.3.2 c (i) - (v), in form reasonably satisfactory to Subscriber.

                           (v)      Provision of standardized reports, on a
mutually determined basis, as reasonably requested by Subscriber, including, without limitation, reports regarding payroll, turnover, employee rosters; and provision of specialized forms, in form and content reasonably requested by Subscriber, subject to the capacity of the mutually determined systems to produce requested formats, prepared and delivered in a reasonably prompt timeframe;

                           (vi)     Record Maintenance - maintain accurate and
complete personnel files for active and terminated employees to the extent such information is provided by Subscriber, including all information required by state and federal law and by the policies and procedures of Subscriber, including, but not limited to, information relating to performance appraisals, I-9 forms, records of disciplinary action, staff certification and licensure; ensure compliance with applicable records retention requirements; respond to Subscriber's requests for copies of such records in a reasonably prompt timeframe and/or as reasonably requested by Subscriber;

                           (vii)    Database Management - maintain accurate and
complete employee information and history on human resource information system, based on information provided by Subscriber.

                  4.4 Additional Responsibilities. NovaCare may assume additional responsibilities not covered by Sections 4.1-4.3 above. Any such additional responsibilities shall be provided pursuant to a written addendum to this Agreement, executed by both parties, setting forth the services to be provided and the fee for such services.

         5.       Rights, Duties and Obligations of Subscriber.

                  5.1 Supervision of Employees. Subscriber will be responsible for supervision and direction of Worksite Employees in carrying out the work of Subscriber's business, and shall
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provide all instrumentalities (including uniforms, tools, equipment and other supplies) necessary to the performance of job functions.

                  5.2 Reports of Hours Worked. Subscriber shall (i) maintain accurate records of actual time worked, (ii) make accurate reports of time worked by Worksite Employees to NovaCare in accordance with the requirements of the Fair Labor Standards Act and any applicable similar state law, (iii) submit actual time worked in a mutually determined format and (iv) verify the accuracy of such reports. Subscriber shall maintain the records required to be kept under this Section 5.2 for seven (7) years.

                  5.3 Employment Decisions. Any common-law employee of Subscriber shall be deemed a Worksite Employee hereunder. Subscriber shall determine employment eligibility of all Worksite Employees. If a Worksite Employee is required to possess or maintain a license, or to be supervised by a supervisor who is required to possess or maintain a license, Subscriber shall be responsible for verifying such licensure or providing such required supervision. In taking any adverse action with respect to the pay, conditions of employment or employment status of a Worksite Employee (an "Adverse Action"), Subscriber shall comply with applicable law governing employment. Worksite Employees who are supervisory employees shall act in that capacity in compliance with applicable law. Supervisors' actions alleged to be in violation of law are outside the scope of their responsibility as NovaCare employees and supervisory employees acting in violation of law shall be deemed to be acting solely as agents of Subscriber.

                  5.4 Employee Benefit Plans. Subscriber shall not adopt, establish, maintain, operate or contribute to any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, without the express written consent of NovaCare.

                  5.5 Financial Controls. Subscriber accepts sole responsibility for accounting and other financial control policies (and fidelity bonding requirements) applicable to Worksite Employees or their conduct.

                  5.6 Compliance With Law. Subscriber accepts sole responsibility for compliance with the following provisions of law applicable to Worksite Employees:

                           (i)      the Occupational Safety and Health Act
(OSHA) and related or similar federal, state or local regulations and the employer's common law duty to supervise the worksite and provide a safe working environment;

                           (ii)     government contracting requirements under a)
Executive Order 11246, b) the Vocational Rehabilitation Act of 1973, c) the Vietnam Era Veterans' Readjustment Assistance Act of 1974, d) the Walsh-Healy Public Contracts Act, e) the Davis-Bacon Act, f) the Service Contract Act of 1965, and g) any and all similar, related, or like federal, state, or local laws, regulations, ordinances, and statutes;

                           (iii)    Worker Adjustment and Retraining
Notification Act ("WARN");
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                           (iv)     laws affecting assignment of and ownership
of intellectual property rights including, but not limited to, inventions, whether patentable or not, and patents resulting therefrom, copyrights and trade secrets;

                           (v)      the Immigration Reform and Control Act of
1986, except as otherwise provided in Section 6.1 (iv); and

                           (vi)     the Fair Labor Standards Act, Title VII of
the Civil Rights Act of 1964, as amended, the Family and Medical Leave Act, the Age Discrimination in Employment Act, as amended, the Americans With Disabilities Act (including provisions thereunder relating to Subscriber's premises), the National Labor Relations Act and any other federal, state, county or local laws, regulations, ordinances, and statutes which govern the employer/employee relationship.

                  5.7 Safety. Subscriber shall report all accidents in which Worksite Employees are injured immediately (by telephone within one working day of Subscriber's knowledge of an injury, and in writing by fax within forty-eight (48) hours) to NovaCare or NovaCare's designee. Subscriber shall cooperate in any safety inspection or investigation of a worksite injury conducted by or on behalf of NovaCare. Subscriber shall reasonably cooperate with NovaCare in returning injured Worksite Employees to work in available modified-duty positions and in making reasonable accommodations under applicable disability laws, subject to receipt of an appropriate medical release.

                           Where required by applicable state law, NovaCare
shall retain a right of direction and control over the management of safety, risk and hazard control involving Worksite Employees. However, liability for employee safety is a responsibility of Subscriber, who controls the worksites and their business operations. Subscriber acknowledges that it is responsible for maintaining a safe working environment, providing proper training in compliance with federal or state law or regulation, and establishing and maintaining such safety programs, safety policies, and safety committees as may be required by law. NovaCare, NovaCare's workers' compensation and liability insurance carriers or their assignees have the right to survey the Subscriber's worksites to look for unsafe conditions or unsafe acts which may lead to accidents. However, the retention of such right by NovaCare does not relieve Subscriber of any obligations that it has pursuant to the federal Occupational Safety and Health Act (OSHA) or any other federal, state or local law intended to provide employees at Subscriber's worksites with a safe work environment.

                  5.8 COBRA. NovaCare shall be responsible for administering continued health care coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA Coverage") to each employee and former employee (and their dependents) of the Subscriber who is eligible for such COBRA Coverage on the effective date hereof. Subject to
Section 7.1 and Subscriber's reimbursement obligation (as set forth below), upon termination of this Agreement, NovaCare shall administer COBRA Coverage for each Worksite Employee, former Worksite Employee, their dependents and any individual entitled to COBRA Coverage under the preceding sentence (collectively, the "COBRA Participants") who are eligible for such coverage.

                  5.9. Provision of Information. Subscriber shall provide to NovaCare such true and accurate information as NovaCare may request as necessary to comply with requirements of law with respect to Subscriber's ownership and organizational structure and compensation packages of its senior executives and structure and operation of benefit plans offered to Worksite Employees by Subscriber.

                  5.10. Changes in Policies and Procedures.Subscriber shall negotiate with NovaCare all changes to policies, processes and procedures affecting all services provided by NovaCare under this Agreement. NovaCare shall effect such changes on mutually agreed upon time frames, staffing and costs.

         6.       Rights, Duties and Obligations of NovaCare.

                  6.1 Compliance With Law. Provided that Subscriber has given to NovaCare all information required hereunder, NovaCare accepts sole responsibility for compliance with the following provisions of law applicable to Worksite Employees:

                           (i)      all rules and regulations governing the
reporting, collecting and payment of federal and state payroll taxes on wages paid under this Agreement, including, but not limited to, a) federal income tax withholding provisions of the Internal Revenue Code, b) state and/or local income tax withholding provisions, if applicable, c) Federal Insurance Contributions Act (FICA), d) Federal Unemployment Tax Act (FUTA), and e) applicable state unemployment tax provisions;

                           (ii)     except as provided below, applicable
workers' compensation laws including, but not limited to, a) procuring workers' compensation insurance, b) completing and filing all required reports, and c) administering, managing, and otherwise processing claims and related procedures provided that Subscriber agrees to reimburse NovaCare for any monies found due, whether by audit or otherwise as a result of any workers' compensation classification information provided by Subscriber to NovaCare;

                           (iii)    Internal Revenue Code Section 4980B, subject
to the provisions of Section 5.8;

                           (iv)     Section 1324A(b) of the Immigration Reform
and Control Act of 1986, assuming that Subscriber has provided to NovaCare all necessary and accurate documentation required by such law;

                           (v)      the Consumer Credit Protection Act, Title
III; and

                           (vi)     the Fair Labor Standards Act, 29 U.S.C.
Sections 201 et seq., based solely on information provided by Subscriber pursuant to Section 5.2 hereof.

         7.       Effect of Termination.

                  7.1 COBRA. In the event of termination of this Agreement, the Subscriber shall immediately provide coverage under a "group health plan" (as defined in Section 4980B(g)(2) of the Code) to all Worksite Employees, former Worksite Employees, and their dependents who were eligible for coverage under any NovaCare group health plan immediately before such event. The Subscriber's group health plan provided under the preceding sentence shall not contain any exclusion or limitation with respect to any pre-existing condition applicable to any Worksite Employee, former Worksite Employee or their dependents.

                  7.2 Accrued Pay. If this Agreement is terminated and if the affected employees are entitled to the payment of any accrued bonus, vacation, sick or personal leave, Subscriber shall be liable for the payment thereof and will make such payments directly to NovaCare. If, however, Subscriber continues to employ such affected employee(s) after termination of this Agreement, the Subscriber shall be liable to the employee(s) for same and NovaCare shall have no obligation therefor.

                  7.3 Survival. The indemnification, contribution duty to cooperate and limitation of liability provisions of this Agreement shall survive the expiration of this Agreement or other termination of this Agreement indefinitely.

                  7.4      Duration of Obligations.

         7.4.1 Upon the termination of this Agreement for any reason, the parties shall continue to have the following obligations through and including the termination date:

                           (i)      NovaCare shall have the obligation for wages
and benefits payable to the employees through and including the termination date. If NovaCare makes any payment, authorized by Subscriber or otherwise required by law, to any of the employees after this Agreement has been terminated, NovaCare shall be entitled to full reimbursement for such expenditures;

                           (ii)     Except as otherwise provided herein, all
obligations of NovaCare under this Agreement to maintain workers' compensation insurance coverage and health care coverage on behalf of the Worksite Employees shall cease, effective as of the termination date. All such employees shall be immediately informed by Subscriber that they are no longer covered by NovaCare's workers' compensation policy. Subscriber shall immediately assume all federal, state and local obligations of an employer to the employees which are not in conflict with state or federal law, and shall immediately assume full responsibility for providing workers' compensation coverage. NovaCare shall immediately be released from such obligations as are permitted by law, except that NovaCare shall remain responsible for the cost of claims for workers' compensation incurred prior to the date of termination. It is the intent of the parties that, to the extent allowed by law, they be placed in their respective positions immediately before their entry into this Agreement in the event of a termination or Subscriber's failure to pay NovaCare; and

                           (iii)    Subscriber shall have the obligation to pay
all fees payable in accordance with the provisions of this Agreement, which are attributable to the period ending on the termination date.

                           7.4.2    Upon any termination of this Agreement by
Subscriber other than (a) pursuant to the provisions of Section 2.3.2 or (b) in accordance with Section 12.14 herein, in addition to the obligations set forth in Section 7.4.1, Subscriber shall have the obligation to pay to NovaCare such amount as is necessary so that Subscriber fully complies with the Minimum Fee Guarantee set forth in Section 3.1.6 herein; provided, that any such payment shall be made in equal monthly installments over the remaining period ending June 30, 2003.

         8.       Indemnification.

                  8.1 Indemnification by Subscriber. Subscriber agrees to indemnify, hold harmless, protect and defend NovaCare, its subsidiaries and affiliates and each of their officers, directors, agents, attorneys and employees from any claims, expenses (including court costs and attorneys' fees), damages and liabilities (including severance payments to Worksite Employees) (collectively hereinafter referred to as "Damages"), from claims, actions, suits, judgments or settlements arising out of negligence, malpractice, tortious conduct, violation of any statute, law, or regulation, criminal or dishonest activity by any Worksite Employee, product liability related to products manufactured or distributed by Subscriber, Subscriber's breach of any of its obligations or warranties under this Agreement, or any action by Subscriber or its agents which may result in a violation of any law or regulation, including, but not limited to, Damages allegedly arising out of an Adverse Action or out of worksite conditions or actions of any kind. If such indemnification is for any reason not available or insufficient to hold NovaCare harmless, Subscriber agrees to contribute to the losses involved in such proportion as is appropriate to reflect the relative benefits received (or anticipated to be received) by Subscriber and by NovaCare with respect to the matters contemplated by this Agreement or, if such allocation is judicially determined to be unavailable, in such proportion as is appropriate to reflect not only such relative benefits, but also other equitable considerations such as the relative fault of Subscriber, on the one hand, and of NovaCare, on the other hand; provided, however, that Subscriber shall be responsible for all losses which in the aggregate are in excess of the amount of all Fixed Fees (as adjusted) received by NovaCare from Subscriber in connection with the services to be provided hereunder during the term of this Agreement. NovaCare shall give Subscriber prompt written notice of any claim for which indemnification will be sought hereunder, shall cooperate in the investigation and defense of any such claim and shall not settle or compromise any such claim without the approval of Subscriber unless Subscriber fails to provide evidence of ability to pay a judgment in excess of the proposed settlement amount.

                  8.2 Indemnification by NovaCare. NovaCare assumes responsibility for the payment of wages to the Worksite Employees without regard to payments by Subscriber to NovaCare, although in doing so NovaCare does not waive or limit any claim against Subscriber. NovaCare agrees to indemnify, hold harmless, protect and defend Subscriber, its subsidiaries and affiliates and each of their officers, directors, agents, attorneys and employees from and against any claims, expenses (including attorneys' fees and court costs), damages and liabilities from claims, actions, suits, judgments or settlements arising out of NovaCare's breach of its obligations or warranties under this Agreement or any action by NovaCare or its agents or employees (other than Worksite Employees) which may result in a violation of any law or regulation, except violations resulting from conduct of Worksite Employees or worksite conditions. Subscriber shall give NovaCare prompt written notice of any claim for which indemnification will be sought hereunder, and shall cooperate in the investigation and defense of any such claim and shall not settle or compromise any such claim without the approval of NovaCare. Where Subscriber has followed or complied with a request or recommendation of NovaCare or otherwise properly relied on information supplied by NovaCare, it shall be relieved of responsibility for back pay and damages for such actions (unless Subscriber has failed to comply with its obligations hereunder to provide accurate information to NovaCare) and NovaCare shall indemnify and hold Subscriber harmless from and against any and all liabilities arising therefrom.

                  8.3 Subrogation. Each party hereby waives any claim in its favor against the other party by way of subrogation or indemnification which may arise during the term of this Agreement for any and all loss of or damage to any of its property, or for bodily injury or death, which loss, damage, or bodily injury or death is covered by insurance to the extent that such loss or damage is recovered under such policies of insurance as required herein. The subrogation and indemnification concept set forth in this provision is intended to apply only to insurance matters, and nothing in this provision is intended to alter the indemnification rights set forth elsewhere in this Agreement. Each party shall assure that its insurance policies contain provisions authorizing waiver of subrogation consistent with this Section 7.3.

         9.       Representations and Warranties.

                  9.1 Fair Labor Standards Act. Subscriber agrees not to withhold a payment to NovaCare absent NovaCare's express permission, or in any manner, or by any device, act in violation of, cause, or seek to cause a violation of any applicable federal, state or local law, ordinance, or regulation pertaining to the terms, conditions, and services of this Agreement. Subscriber further warrants that it shall not make any taxable payment of any kind, except profit-sharing or pension plan distributions pursuant to the terms of a qualified plan, to any employee covered by this Agreement, and that any such payment shall be a breach of this Agreement, and at the election of NovaCare, grounds for immediate termination of this Agreement.

                  9.2 Employment Matters. Subscriber warrants that there are no collective bargaining agreements binding upon Subscriber or affecting Worksite Employees, and that there are no pending governmental investigations or any lawsuit material in nature related to Worksite Employees, the working conditions of the Worksite Employees, the products or services produced or provided by Worksite Employees or any other matters affecting the performance of NovaCare under this Agreement except as otherwise disclosed to NovaCare. Subscriber warrants that all hazardous materials, if any, on its premises are maintained, stored and disposed of in accordance with applicable law. Subscriber agrees to provide any and all protective safety equipment required for safe performance of job duties or required under local, state or federal law.

                  9.3 Primary Obligor for Worksite Employee Compensation. Notwithstanding anything else in this Agreement to the contrary, the parties agree that Subscriber, and not NovaCare, shall have the primary responsibility for any and all compensation due to Worksite Employees.

                  9.4 APB Opinion No. 25. The parties agree, and each represent and warrant to the other, that only Subscriber may use the rules of APB Opinion No. 25 to account for the equity compensation paid to a Worksite Employee.

                  9.5 Confidentiality. NovaCare and Subscriber each acknowledge and agree that it may obtain knowledge of "confidential information" as hereinafter defined concerning the other party. As used herein, "confidential information" means any information, (including, without limitation, manuals, trade secrets, protocol, methods, formula, pattern, device, plans, process, drawings, designs, specifications, schematics, prototypes and other compilation of information or technical know-how) which is, or is designed to be, used in the business of such party, and is private or confidential and is not generally known or available to the public. Subscriber and NovaCare each agree that it will not, either during the term of this Agreement or thereafter until the expiration of a period of ten (10) years following the termination of this Agreement, use or disclose any such confidential information except as otherwise specifically contemplated in this Agreement.

         10. Workers' Compensation. NovaCare shall provide workers' compensation insurance for Worksite Employees in compliance with applicable law. Workers performing services for Subscriber not covered by this Agreement and not on NovaCare's payroll shall not be covered by NovaCare's workers' compensation insurance. NovaCare will not provide workers' compensation coverage to any employee for whom Subscriber is not reporting hours of payroll. Subscriber further agrees to require any independent contractor it utilizes to provide evidence of workers' compensation coverage before the independent contractor commences work at the worksite. Subscriber acknowledges that NovaCare's workers' compensation carrier or NovaCare is entitled to periodically audit the employee classification lists for each Subscriber location to make sure that employees are classified properly for workers' compensation purposes. In the event that during such an audit, or at any other time, NovaCare finds that Worksite Employees have been misclassified and such misclassification resulted from information supplied to NovaCare by Subscriber, Subscriber will promptly reimburse NovaCare, upon invoice, for charges which otherwise would have been payable by Subscriber had such employee been properly classified. NovaCare retains the responsibility for the management of workers' compensation claims, claim filings and related procedures. Subscriber agrees to cooperate with NovaCare in that regard, including in regard to the notification of injuries required by this Agreement or by law.

         11. Insurance. During the Initial Term of this Agreement and any Renewal Term, Subscriber shall obtain and maintain the following types of insurance:

                  11.1 Automobile. Subscriber shall obtain and maintain automobile insurance for all owned, non-owned, and hired vehicles used in connection with the work performed on its premises or in connection with its business, and will cause its insurance carrier to issue a

Certificate of Insurance evidencing same to NovaCare, naming NovaCare as an additional named insured and allowing not less than thirty (30) days' notice of cancellation or material change. The policy shall insure against liability for bodily injury and property damage, with a minimum combined single limit of Five Hundred Thousand Dollars ($500,000) and Uninsured Motorist or PIP equivalent coverage of at least the minimum limits required by the State where a "no fault" law shall apply.

                  11.2 General Liability. Subscriber shall obtain and maintain general liability insurance, and cause its insurance carrier to issue a Certificate of Insurance evidencing same to NovaCare, naming NovaCare as an additional named insured and allowing not less than thirty (30) days' notice of cancellation or material change. The minimum requirement shall be One Million Dollars ($1,000,000) combined single limit, Three Million Dollars ($3,000,000) aggregate limit, including, but not limited to, where applicable, premises, operations, products, completed operations, contract and broad form property damage, independent contractors, personal injury, host liquor, and full liquor liability. If Subscriber renders professional services, it shall obtain and maintain throughout the term, and any succeeding terms of this Agreement, professional liability coverage as applicable, and will cause its insurance carrier to issue a Certificate of Insurance evidencing same to NovaCare allowing not less than thirty (30) days' notice of cancellation or material change. Unless otherwise agreed to, such policy shall have a combined single limit of not less than One Million Dollars ($1,000,000), Three Million Dollars ($3,000,000) aggregate limit.

                           Subscriber agrees that NovaCare shall not provide any
general liability insurance coverage for products liability, completed operations or professional liability for any Worksite Employee or the Subscriber. Subscriber shall further agree that NovaCare shall have no obligation to provide any form of automobile insurance coverage on behalf of any Worksite Employee or for Subscriber.

         12.      Miscellaneous.

                  12.1 Third Party Rights. This Agreement is intended solely for the mutual benefit of the parties hereto and does not create any rights of any kind in a third party. Each party hereto reserves the right and from time to time to assign its rights, duties and obligations hereunder to any affiliate, provided that the assigning party shall guarantee the performance and liability of any such affiliate. Any such assignment may be limited to a portion of such party's obligations arising in one or more jurisdictions.

                  12.2 Limitation of Liability. NovaCare's liability for actual damages from any cause whatsoever, shall be limited to the fees (other than Payroll Fees) paid by Subscriber with respect to the preceding calendar year under this Agreement (or, if this Agreement shall have been in effect for less than twelve months, the foregoing limitation shall be based on the fees paid by Subscriber to NovaCare relating to the previous twelve-month period pursuant to the predecessor agreement between the parties, as applicable to the employees of the PROH Division). This limitation will apply, regardless of the form of action, whether in contract or tort, including negligence. This limitation will not apply to claims by either party for bodily injury or damage to real property or tangible personal property for which the other party may be legally liable. In no event will NovaCare be liable for any lost profits, lost savings, incidental damages or consequential damages, even if NovaCare has been advised of the possibility of such damages.

                  12.3 Integration. This Agreement constitutes the entire agreement between the parties with regard to the subject matter hereof and supersedes any and all agreements (including the Initial Agreement), whether oral or written, between the parties with respect to its subject matter.

                  12.4 Waiver. Failure by either party at any time to require performance by the other party or to claim a breach of any provision of this Agreement will not be construed as a waiver of any subsequent breach nor affect the effectiveness of this Agreement, nor any part thereof, nor prejudice either party as regards to any subsequent action.

                  12.5 Governing Law. This Agreement shall be subject to the laws of the Commonwealth of Pennsylvania.

                  12.6     Dispute Resolution.

                           12.6.1   Arbitration. The parties shall attempt
amicably to resolve disagreements by negotiating with each other. In the event that the matter is not amicably settled through negotiation, any controversy, dispute or disagreement arising out of or relating to this Agreement (a "Controversy") shall be resolved exclusively by binding arbitration, which shall be conducted by a single arbitrator in the Philadelphia, PA area, in accordance with the J-A-M-S/ENDISPUTE Streamlined (in the case of a dispute within the scope of the Streamlined Rules and Procedures) or Comprehensive Arbitration Rules and Procedures (the "Rules"). The parties agree that notwithstanding anything to the contrary contained in the Rules, the arbitrator shall not award consequential, exemplary, incidental, punitive or special damages.

                           12.6.2   Procedure. It is agreed that if any party
shall desire relief of any nature whatsoever from any other party as a result of any Controversy, such party will initiate such arbitration proceedings within a reasonable time, but in no event more than twelve (12) months after the facts underlying said Controversy first arise or become known to the party seeking relief (whichever is later). The failure of such party to institute such proceedings within said period shall be deemed a full waiver of any claim for such relief. The parties shall bear equally all costs of said arbitration (other than their own attorney's fees and costs). The parties agree that the decision and award of the Arbitrator shall be final and conclusive upon the parties, in lieu of all other legal, equitable (except as provided in 12.5.3. below) or judicial proceedings between them, and that no appeal or judicial review of the award or decision of the Arbitrator shall be taken, but that such award or decision may be entered as a judgment and enforced in any court having jurisdiction over the party against whom enforcement is sought.

                           12.6.3.  Equitable Relief. The parties recognize that
irreparable injury may result from a breach of this Agreement and that money damages may be inadequate to fully remedy the injury. Therefore, either party may, in any such instance, seek and obtain from a court of competent jurisdiction one or more preliminary or permanent orders designed to maintain the status quo ante pending arbitration by (i) restraining and enjoining any act that would constitute a breach or (ii) compelling the performance of any obligation that, if not performed, would constitute a breach. Any relief awarded under this paragraph shall be dissolved upon issuance of the Arbitrator's decision and order.

                  12.7 Subscriber Intellectual Property Rights. Subscriber shall own any and all intellectual property rights incident to any and all process, products, inventions and discoveries that are created or invented by a Worksite Employee and who was directed by Subscriber to create or develop such process, product, discovery or invention. Subscriber shall bear any and all costs associated with any copyrights, trademarks or patents that Subscriber chooses to obtain to protect Subscriber's intellectual property rights.

                  12.8 Duty to Cooperate. In the event that an employee or a government agency or entity files any type of claim, lawsuit or charge against NovaCare, Subscriber or both, alleging a violation of any law or failure to do something which was otherwise required by law, Subscriber and NovaCare mutually agree to cooperate with each other in the defense of any such claim, lawsuit or charge. NovaCare and Subscriber will make available to each other upon request any and all documents that either party has in its possession which relate to any such claim, lawsuit or charge. However, neither party shall have the duty to cooperate with the other if the dispute is between the parties themselves, nor shall this provision preclude the raising of cross claims or third party claims between Subscriber and NovaCare.

                  12.9 Severability. Should any term, warranty, covenant, condition, or provision of this Agreement be held to be invalid or unenforceable, the balance of this Agreement shall remain in force and shall stand as if the unenforceable part did not exist. The captions in this Agreement are provided for convenience only and are not part of the terms and conditions of this Agreement.

                  12.10 Modification and Implementation. Any modifications to this Agreement must be in writing and executed by NovaCare and Subscriber to be enforceable.

                  12.11 No Partnership. Nothing set forth herein shall be deemed to create a partnership or joint venture between Subscriber and NovaCare and no fiduciary duty shall arise from the relationship created herein.

                  12.12 Notification of Termination to Employees. NovaCare will notify all Worksite Employees covered by this Agreement of that status after Subscriber provides the names of such persons to NovaCare. NovaCare will also provide each Worksite Employee with any required notice pursuant to applicable state law or such person's status under this Agreement and shall obtain from such person any required acknowledgment of such status. If for any reason this Agreement is terminated, NovaCare will notify all Worksite Employees of whom it is aware of the termination of this Agreement and Subscriber shall also notify all Worksite Employees of the termination of this Agreement and shall inform them that they are no longer covered by NovaCare's benefits or workers' compensation policy.

                  12.13 Real Property Leases. As soon as reasonably practicable after the date hereof, Subscriber and NovaCare shall use their best efforts to cause all "Subscriber Leases" (as defined herein) to be assigned or replaced, as applicable, so that NovaCare retains the obligations under such leases, directly with the landlord, and that Subscriber is released therefrom. For purposes hereof, a "Subscriber Lease" shall mean any and all real estate leases covering premises used by NovaCare in the operation of its business, for which Subscriber has a leasehold interest, whether as landlord, tenant, sublessor or sub-sublessor.

                  12.14 Assignment. Subscriber shall have the right to assign its rights and obligations under this Agreement to any successor to all or substantially all of Subscriber's assets or business. In addition, in the event that Subscriber conducts a corporate transaction (including, for example, a sale, merger, liquidation into successor entities, spin-off, split-off, carve-out or otherwise) in which the PROH Division (or a substantial portion thereof) is transferred to or into a third party entity, Subscriber shall have the right to substitute for this Agreement substantially similar agreements with such third party(s) such that the aggregate of such contracts with NovaCare and with such third party(s) provide for an annual Minimum Fee Guarantee similar to that set forth in Section 3.1.6 for each of the twelve month periods ending June 30, 2000, June 30, 2001, June 30, 2002, and June 30, 2003, as set forth in
Schedule 3.1.6. NovaCare may assign its rights and obligations under this Agreement to any successor to substantially all of its business.

                  12.15 Intention of the Parties. The intention of the parties with respect to allocation between them of rights, duties and obligations is as set forth in this Agreement. To the extent that the law of any state requires a different form of agreement to effect the intention of the parties, the parties agree to negotiate in good faith and to execute separate agreements applicable to such state.

                  12.16 Counterparts. This Agreement may be signed in one or more counterparts, each of which when executed shall be deemed an original and together shall constitute one and the same instrument

NOVACARE, INC.,                         NOVACARE EMPLOYEE
A Delaware corporation                  SERVICES, INC.

--------------------------------        ---------------------------------
Signature                   Date        Signature                    Date

--------------------------------        ---------------------------------
Printed or Typed Name                   Printed or Typed Name

--------------------------------        ---------------------------------
Title                                   Title

                                 Schedule 3.1.2

                          Benefits/Risk Management Fees

FOR THE FISCAL YEAR ENDING JUNE 30, 2000:
Section 3.1.2 Estimated Costs: $10,750,000
Section 3.1.2 Fixed Fee: $2,690,000

                                 Schedule 3.1.3

                               Administrative Fees

FOR THE FISCAL YEAR ENDING JUNE 30, 2000:
Section 3.1.3 Estimated Costs: $1,760,000
Section 3.1.3 Fixed Fee: $540,000
Worksite Employee Range: 4,500 to 5,500
Section 3.1.3 Adjustment Amount: $20,000 per month

                                 Schedule 3.1.4

                         Additional Responsibilities Fee

FOR THE FISCAL YEAR ENDING JUNE 30, 2000:

None

                                 Schedule 3.1.6

                              Minimum Fee Guarantee

Fiscal year ending June 30, 2000: $3,200,000
Fiscal year ending June 30, 2001: $3,400,000
Fiscal year ending June 30, 2002: $3,500,000
Fiscal year ending June 30, 2003: $3,700,000